Exhibit (b)(1)

Dated: 12 July 2010	Execution copy

Revolving Credit Facility Agreement

between

Aktiebolaget SKF (publ)

as Borrower

and

Nordea Bank AB (publ)

as Lender

relating to

a SEK 3,000,000,000 Revolving Credit Facility

CONTENTS

1.	INTERPRETATION	2

2.	FACILITY	6

3.	PURPOSE	6

4.	AVAILABILITY	6

5.	CONDITIONS PRECEDENT	6

6.	DRAWDOWN	7

7.	INTEREST PERIODS	8

8.	INTEREST	8

9.	REPAYMENT	9

10.	CANCELLATION AND PREPAYMENT	10

11.	FEES	11

12.	PAYMENTS AND CALCULATIONS	12

13.	TAXES	14

14.	CHANGE IN CIRCUMSTANCES	15

15.	COVENANTS	18

16.	REPRESENTATIONS AND WARRANTIES	21

17.	EVENTS OF DEFAULT	22

18.	MISCELLANEOUS	24

19.	SET-OFF	26

20.	EVIDENCE	26

21.	AMENDMENTS AND WAIVERS	26

22.	ASSIGNMENT AND TRANSFER	26

23.	DISCLOSURE OF INFORMATION	27

24.	DISCLOSURE OF INFORMATION TO EKN	28

25.	COMMUNICATIONS	28

26.	PARTIAL INVALIDITY	29

27.	COUNTERPARTS	29

28.	GOVERNING LAW	29

i

THIS AGREEMENT is dated 12 July 2010 and made

BETWEEN:

(1)	Aktiebolaget SKF (the ‘‘Borrower”); and (publ)

(2)	Nordea Bank AB (publ) as lender (the “Bank”).

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement:

“Acceptance Date” means the date of this Agreement.

“Advance” means an advance made by the Bank under the Facility.

“Affiliate” means a Subsidiary or a holding company of a person and any other Subsidiary of that holding company.

“Availability Period” means the period from the Acceptance Date up to and including the date one month before the Termination Date.

“Business Day” means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for general business in Stockholm.

“Commitment” means SEK 3,000,000,000 to the extent not cancelled, reduced or transferred under this Agreement.

“Credit Guarantee” means a working capital guarantee nominated in SEK and issued by EKN at the request of the Bank, covering 75 per. cent. of the Commitment in relation to the Bank and in the form and substance satisfactory to the Bank.

“Drawing Date” means the drawdown date of an Advance.

“EKN” means Swedish Export Credits Guarantee Board (Sw: Exportkreditnämnden).

“EKN Offer” means a binding offer by EKN to issue the Credit Guarantee.

“Event of Default” means any of the events mentioned in clause 17 (Events of Default).

“Facility” means the unsecured revolving credit facility granted to the Borrower under clause 2 (Facility).

“Finance Document” means this Agreement or any other document designated as such by the Bank and the Borrower.

“Financial Indebtedness” means any indebtedness for or in respect of moneys borrowed or raised by whatever means (including, without limitation, by means of (i) acceptances, (ii) the issue of loan stock, (iii) finance leases and (iv) any liability evidenced by bonds, debentures, notes or similar instruments).

“Group” means the Borrower and its Subsidiaries.

“Interest Period” means, in respect of an Advance, each period determined in accordance with clause 7 (Interest Periods) and, in respect of an overdue sum, the period determined in accordance with clause 8.2 (Default Interest).

“Kronor” or “SEK” means the lawful currency for the time being of Sweden.

“Mandatory Cost” means the cost imputed to the Bank of compliance with

(A)	the cash ratio and special deposit requirements of the Bank of England and/or the banking supervision or other costs imposed by the Financial Services Authority as notified by the Bank to the Borrower; and

(B)	any reserve asset requirements of the European Central Bank notified by the Bank to the Borrower as the costs incurred by it of complying with such requirements.

“Margin” means 1.20 per cent. per annum.

“Moody’s” means Moody’s Investors Services Limited or any successor to its rating business.

“Party” means a party to this Agreement.

“Potential Event of Default” means an event which, with the giving of any notice and/or lapse of any period of time and/or the making of any determination would become an Event of Default.

“Rate Fixing Date” means, in relation to an Interest Period, the day falling two Business Days before the first day of the Interest Period, or such other day on which it is market practice in the relevant interbank market for leading banks to give quotations for deposits in the relevant currency for delivery on the first day of the relevant Interest Period, as determined by the Bank.

“Rating Agency” means Moody’s or S&P.

“Reference Banks” means Nordea Bank AB (publ), Svenska Handelsbanken AB (publ) and Skandinaviska Enskilda Banken AB (publ) or such other banks chosen by the Bank in consultation with the Borrower.

“Request” means a request made by the Borrower for an Advance, substantially in the form of schedule 1.

“S&P” means Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc. or any successor to its rating business.

“Security Interest” means any mortgage, pledge, lien, charge, assignment by way of security, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.

“SEK Amount” in relation to an Advance the amount of that Advance.

“STIBOR” means, in relation to any Advance or an overdue amount denominated in Kronor:

(A)	the arithmetic mean (rounded upward to the nearest four decimal places) of the relevant offered rates which appear on page SIOR of the Reuters screen; or

(B)	if one only or no offered rates appear on the relevant page of the Reuters screen or there is no relevant page on the Reuters screen, the arithmetic mean (rounded upward to the nearest four decimal places) of the rates, as supplied to the Bank at its request quoted by the Reference Banks to leading banks in the Stockholm interbank market at or about 11.00 a.m. on the applicable Rate Fixing Date for the offering of deposits in Kronor for a period comparable to the Interest Period of the relevant Advance.

“Subsidiary” means a subsidiary as defined in the Swedish Companies Act (2005:551).

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

“TARGET Day” means a day on which TARGET2 is open for settlement of payments in Euro.

“Termination Date” means the date falling seven years after the Acceptance Date.

1.2	Construction

(A)	In this Agreement, unless the contrary intention appears, a reference to:

(1)	“assets” includes properties, revenues and rights of every description;

an “authorisation” includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration and notarisation;

“indebtedness” includes any obligation (whether present or future, actual or contingent, as principal, guarantor or surety or otherwise) for the payment or repayment of money;

a “month” is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that, if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that calendar month;

“person” means any person, firm, company, corporation or state entity or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

a “regulation” includes any regulation, official directive (whether or not having the force of law) of any governmental body, agency, department or regulatory, self-regulatory or other authority;

(2)	a provision of a law is a reference to that provision as amended or re-enacted;

(3)	a clause or a schedule is a reference to a clause of or a schedule to this Agreement as amended, novated or supplemented;

(4)	a person includes its successors and assigns;

(5)	a Finance Document or another document is a reference to that Finance Document or that other document as amended, novated or supplemented; and

(6)	a time of day is a reference to Stockholm time.

(B)	Unless the contrary intention appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(C)	An Event of Default or Potential Event of Default is “continuing” if it has not been remedied or waived.

(D)	The index to and the headings in this Agreement are for convenience only and are to be ignored in construing this Agreement.

2.	FACILITY

2.1	Facility

(A)	Subject to the terms of this Agreement, the Bank agrees during the Availability Period to make Advances up to an aggregate amount not exceeding, at any time, the Commitment at that time.

3.	PURPOSE

(A)	The Borrower shall apply each Advance towards purposes having a direct or indirect connection to export or otherwise supporting the Borrower’s international business in accordance with the confirmation from EKN regarding the limit for credit guarantees (Sw: Limit för enskilda kreditgarantier) with reference number 2009-10204-003.

(B)	Without affecting the obligations of the Borrower in any way, the Bank is not bound to monitor or verify the application of any Advance.

4.	AVAILABILITY

Subject as otherwise provided in this Agreement, the Facility is available during the Availability Period.

5.	CONDITIONS PRECEDENT

5.1	Initial condition precedent

The Borrower may not deliver a Request until the Bank has notified (such notification to be provided without any undue delay) the Borrower that it has received each of the following documents in form and substance satisfactory to it:

(A)	a fully executed original of this Agreement;

(B)	a copy of the Certificate of Registration and Articles of Association of the Borrower, certified by the General Counsel and Secretary of the Board of the Borrower as being correct, complete and in full force and effect as at the date of this Agreement;

(C)	a list, certified by the General Counsel and Secretary of the Board of the Borrower as being correct, complete and in full force and effect as at the date of this Agreement, of the names, titles and specimen signatures of those persons authorised to take action on behalf of the Borrower in connection with this Agreement;

(D)	a copy of a resolution of the board of directors of the Borrower (or an excerpt thereof);

(E)	a certificate of the Chief Financial Officer of the Borrower confirming that utilization of the Facility in full would not cause any borrowing limit binding on the Borrower to be exceeded;

(F)	either of the Credit Guarantee or the EKN Offer duly executed and delivered by EKN.

6.	DRAWDOWN

6.1	Completion of Requests

Subject to the terms of this Agreement, the Bank will make an Advance available to the Borrower at the Borrower’s request if:

(A)	not later than 9.00 a.m. three Business Days prior to the date of an Advance, the Bank has received from the Borrower a Request specifying:

(1)	the SEK Amount of the Advance requested, which must be a minimum of SEK 100,000,000 or, if more, a multiple of SEK10,000,000;

(2)	the Drawing Date (which must be a Business Day falling within the Availability Period);

(3)	the duration of the Interest Period which must comply with clause 7 (Interest Periods); and

(4)	details of the bank and the account to which the Borrower wishes the proceeds of that Advance to be made available by the Bank;

(B)	the making of the requested Advance would not result in there being more than four Advances outstanding immediately following drawdown;

(C)	the making of an Advance would not result in the aggregate of Advances outstanding exceeding the Commitment;

(D)	all representations and warranties in clause 16.1 (Representations and warranties) have been complied with and will be correct in all respects if repeated on both the date of the Request and the Drawing Date for that Advance, by reference to the circumstances then existing; and

(E)	on both the date of the Request and the Drawing Date, no Event of Default or Potential Event of Default is continuing or would result from the Advance.

6.2	Payment of Proceeds

Subject to the terms of this Agreement, the Bank shall make an Advance available to the Borrower on the relevant Drawing Date. Subject to the terms of this Agreement, the Advance shall be paid by the Bank to the Borrower for value on the Drawing Date in accordance with the Request.

7.	INTEREST PERIODS

7.1	General

Each Advance has one Interest Period only.

7.2	Selection

(A)	The Borrower shall select an Interest Period for an Advance in the relevant Request. Each Interest Period for an Advance will commence on its Drawing Date.

(B)	Subject to the following provisions of this clause 7, each Interest Period will be one, three or six months at the Borrower’s request or any other period agreed between the Borrower and the Bank.

(C)	No more than three Interest Periods of one month’s duration may be selected under the Facility in any calendar year without the prior consent of the Bank.

7.3	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period shall instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

7.4	No overrunning of the Termination Date

If an Interest Period would otherwise overrun the Termination Date, it shall be shortened so that it ends on the Termination Date.

7.5	Notification

The Bank shall notify the Borrower of the duration of each Interest Period promptly after ascertaining its duration.

8.	INTEREST

8.1	Interest Rate

The rate of interest applicable to an Advance for its Interest Period shall be the rate per annum equal to the sum of the applicable:

(A)	Margin;

(B)	STIBOR; and

(C)	Mandatory Costs.

8.2	Default Interest

(A)	If the Borrower fails to pay any amount payable by it under this Agreement when due it shall pay interest on that overdue sum from the time of default up to the time of actual payment, as well after as before judgment, at the rate per annum equal to one per cent. per annum over the higher of (i) the rate applicable immediately prior to the due date under clause 8.1 (Interest Rate) (if of principal) or (ii) the Margin and Mandatory Costs plus STIBOR or at the Bank’s overnight lending rate for the first seven days and thereafter for such periods of up to one month as the Bank may reasonably select, hereinafter referred to as the “Default Rate”.

(B)	The Default Rate will be calculated by the Bank on each Business Day or the first day of, or two Business Days before the first day of, the relevant period of non-payment, as appropriate.

(C)	If the appropriate STIBOR for these purposes cannot be determined in accordance with paragraph (A) of the definitions of those terms in clause 1.1 (Definitions) and deposits in the currency of the overdue amount are not at the relevant time being made available by the Reference Banks to leading banks in the relevant interbank market, the Default Rate will be determined by reference to the cost of funds of the Bank from whatever sources it may reasonably and in good faith select.

(D)	Default interest will be compounded at the end of each period of non-payment referred to in paragraph (A) above.

8.3	Due Dates

The Borrower shall pay the interest accrued during the Interest Period of an Advance or overdue sum to which it relates on the last day of that Interest Period provided that, if an Interest Period is agreed to be in excess of six months, interest shall be paid by the Borrower, in addition, on the last Business Day of each six month period during such Interest Period.

8.4	Calculation and Notification

The Bank shall calculate and, promptly thereafter notify the Borrower of the applicable STIBOR and Margin for each Advance or any overdue sum.

9.	REPAYMENT

(A)	The Borrower shall repay each Advance in full on the last day of its Interest Period.

(B)	Subject to the terms of this Agreement, any amounts repaid under (A) above may be re-borrowed.

10.	CANCELLATION AND PREPAYMENT

10.1	Automatic cancellation

Any outstanding Commitment of the Bank shall be automatically cancelled at the close of business in Stockholm on the last day of the Availability Period.

10.2	Voluntary cancellation

The Borrower may cancel the undrawn amount of the Commitment in whole or in part, (but, if in part, in a minimum amount of SEK 250,000,000 and, if more, integral multiples of SEK 10,000,000) at any time during the term of the Facility by giving not less than 30 days’ notice in writing to that effect to the Bank subject to that the Credit Guarantee is reduced pro rata with the amount to be cancelled.

10.3	Voluntary prepayments

(A)	The Borrower may, on giving not less than 15 Business Days’ prior written notice to the Bank specifying, inter alia, the amount and date for prepayment, prepay an Advance without premium or penalty in whole or in part, provided that any prepayment shall be in a minimum amount of SEK100,000,000 and an integral multiple of SEK50,000,000.

10.4	Additional right of prepayment and cancellation

If:

(A)	the Borrower is required to make any additional payment to the Bank pursuant to clause 13.1 (Gross-up); or

(B)	the Borrower is required to make any additional payment to the Bank pursuant to clause 14.2 (Increased costs),

then, without prejudice to the obligations of the Borrower under those clauses, the Borrower may, whilst the circumstances continue, serve a notice of prepayment and cancellation at the Borrower’s option to the Bank. On the date falling five Business Days after the date of service of the notice:

(1)	the Borrower shall prepay to the Bank all Advances; and

(2)	the Commitment shall be cancelled.

10.5	Mandatory Prepayment - request by EKN

(A)	The Bank must notify the Borrower promptly upon receipt of a written notice from EKN, in accordance with the relevant EKN rules, requesting the Bank to declare the Advances due and payable due to that:

(1)	any Financial Indebtedness or other obligation of the Borrower in relation to the Bank (other than under this Agreement) has become due and payable prior to the specified maturity thereof as a result of a default thereunder; or

(2)	the Facility has been utilised in whole or in a non-negligible part for any other purpose than that stated in the application for the Credit Guarantee.

(B)	After notification under paragraph (A) above:

(1)	the Borrower must immediately repay or prepay the Bank the Advances made to it; and

(2)	the Commitment will be immediately cancelled.

10.6	Miscellaneous provisions

(A)	Any notice of prepayment and/or cancellation under this Agreement is irrevocable.

(B)	All prepayments under this Agreement shall be made together with accrued interest on the amount prepaid and any amounts payable under clause 18.4 (Indemnities) without premium or penalty.

(C)	No prepayment or cancellation is permitted except in accordance with the express terms of this Agreement.

(D)	Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid or repaid may be re-borrowed in accordance with the terms of this Agreement.

(E)	No amount prepaid pursuant to 10.5 (Mandatory prepayment - request by EKN), 10.4 (Additional right of prepayment and cancellation) or clause 14.1 (Illegality) prior to the Termination Date may subsequently be reborrowed.

(F)	No amount of the Commitment cancelled under this Agreement may subsequently be reinstated.

11.	FEES

11.1	Up front fee

The Borrower shall pay to the Bank an up front fee of SEK 500,000, payable on the earlier of the initial drawing under the Facility and the date falling five (5) days after Acceptance Date.

11.2	Commitment fee

(A)	Subject to paragraph (B) below, the Borrower shall pay to the Bank quarterly in arrears a commitment fee computed at a rate of 30 per cent. of the Margin on the undrawn, uncancelled amount of the Commitment.

(B)	Accrued commitment fee is also payable to the Bank on the cancelled amount of its Commitment at the time the cancellation takes effect.

11.3	VAT

Any fee referred to in this clause 11 is exclusive of any value added tax or any other tax which might be chargeable in connection with that fee. If any value added tax or other tax is so chargeable, it shall be paid by the Borrower at the same time as it pays the relevant fee.

12.	PAYMENTS AND CALCULATIONS

12.1	Place

All payments by the Borrower shall be made to the Bank or to its account at such office or bank as it may notify to the Borrower for this purpose.

12.2	Funds

Payments under this Agreement to the Bank shall be made for value on the due date at such times and in such funds as the Bank may specify to the Borrower as being customary at the time for the settlement of transactions in the relevant currency in the place for payment.

12.3	Distribution

(A)	The Bank may apply any amount received by it in connection with this Agreement for the Borrower in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Borrower under this Agreement or in or towards the purchase of any amount of any currency to be so applied.

12.4	Currency

(A)	A repayment or prepayment of an Advance or any part of an Advance is payable in the currency in which the Advance is denominated on its due date.

(B)	Interest is payable in the currency in which the relevant amount in respect of which it is payable is denominated.

(C)	Amounts payable in respect of costs, expenses, taxes and the like are payable in the currency in which they are incurred.

(D)	Any other amount payable under this Agreement is, except as otherwise provided in this Agreement, payable in SEK.

12.5	Set-off and counterclaim

All payments made by the Borrower under this Agreement shall be made without set-off or counterclaim.

12.6	Non-Business Days

Any payment to be made by the Borrower on a day which would be due on a non-Business Day shall instead be due on the next Business Day unless such day would fall in the next calendar month, in which case such payment shall be due on the preceding Business Day.

12.7	Partial payments

(A)	If the Bank receives a payment insufficient to discharge all the amounts then due and payable by the Borrower under this Agreement, the Bank shall apply that payment towards the obligations of the Borrower under this Agreement in the following order:

(1)	first, in or towards payment pro rata of any unpaid costs and expenses of the Bank under this Agreement;

(2)	secondly, in or towards payment of any accrued fees due but unpaid under clause 11.2 (Commitment fee);

(3)	thirdly, in or towards payment of any accrued interest due but unpaid under this Agreement;

(4)	fourthly, in or towards payment of any principal due but unpaid under this Agreement; and

(5)	fifthly, in or towards payment of any other sum due but unpaid under this Agreement.

(B)	Paragraphs (A) above shall override any appropriation made by the Borrower.

12.8	Calculations

All interest, commitment fees, utilisation fees and Advances shall accrue from day to day and shall be calculated on the basis of a year of 360 days or, in any case where market practice differs, in accordance with market practice and the actual number of days elapsed.

13.	TAXES

13.1	Gross-up

All sums payable by the Borrower under the Finance Documents shall be paid (i) free of any restriction or condition, (ii) free and clear of and (except to the extent required by law) without any deduction or withholding on account of any tax and (iii) without deduction or withholding (except to the extent required by law) on account of any other amount, whether by way of set-off, counter-claim or otherwise. If the Borrower is required by law to make any deduction or withholding from any sum paid or payable to the Bank, the Borrower shall pay such additional amounts as are necessary to ensure that the Bank receives and retains the full amount as if no such deduction or withholding had been made.

13.2	Tax receipts

All taxes required by law to be deducted or withheld by the Borrower from any amounts paid or payable under the Finance Documents shall be paid by the Borrower when due and the Borrower shall, within 15 days of the payment being made, deliver to the Bank evidence satisfactory to that Bank (including all relevant tax receipts) that the payment has been duly remitted to the appropriate authority.

13.3	Tax Credits

(A)	If, following the payment by the Borrower of any additional amounts under clause 13.1 (Gross-up), the Bank shall determine that it has received or been granted a credit against or remission for any taxes payable by it and which is allocable by the Bank to a withholding or deduction in respect of a payment under this Agreement, the Bank shall reimburse the Borrower with such amount as the Bank shall reasonably certify to be the proportion of such credit or remission (if any) as will leave the Bank (after such reimbursement) in no worse position than it would have been in had the relevant deduction or withholding not been made. Such reimbursement shall be made as soon as reasonably practicable after the Bank shall have made any such determination.

(B)	Nothing in this Agreement shall:

(1)	require the Bank to disclose to the Borrower any details of its tax affairs; or

(2)	interfere with the right of the Bank to arrange its tax affairs in whatever manner it thinks fit.

13.4	Mitigation

If, in respect of the Bank, circumstances arise which would or would upon the giving of notice result in:

(A)	the Borrower being required to pay to or for the account of the Bank any additional amounts pursuant to clause 13.1 (Gross-up) or 14.2 (Increased costs); or

(B)	the Borrower being obliged to prepay Advances and the Commitment being cancelled under clause 14.1 (Illegality),

then without it any way limiting, reducing or otherwise qualifying the obligations of the Borrower under clauses 13 (Taxes), 14.2 (Increased Costs) or 14.1 (Illegality), the Bank shall promptly notify the Borrower and the Bank shall endeavour to take such steps as may be reasonably open to it to mitigate or remove those circumstances or the effect of those circumstances, including (without limitation) the transfer of its rights and obligations under this Agreement to another bank or financial institution in accordance with clause 22.2 (Transfers by the Bank), unless, in the reasonable opinion of the Bank, such steps might be prejudicial in any way to the Bank.

14.	CHANGE IN CIRCUMSTANCES

14.1	Illegality

If it is or will become unlawful or contrary to any law, regulation, directive or regulatory requirement in any relevant jurisdiction, for the Bank to give effect to any of its obligations under this Agreement or to fund or maintain an Advance, then:

(A)	the Bank shall promptly, after becoming aware of the same, notify the Borrower; and

(B) (1)	the Borrower shall, on the last day of the Interest Period relative thereto or on such earlier date as such Bank shall certify in writing to be necessary to comply with the relevant law or directive and which shall be the latest date permitted by law, prepay all Advances together with accrued interest thereon and any accrued fees payable by it to the Bank; and

(2)	the Commitment shall be cancelled.

14.2	Increased costs

(A)	If as a result of the introduction of, or any change in, or any change in the interpretation or application of, any law, regulation, directive or regulatory requirement (including any capital adequacy requirement) or compliance with any law or regulation made after the Acceptance Date of any governmental or monetary or other authority (whether or not having the force of law but, if not having the force of law, compliance with which is in accordance with the normal practice of responsible banks or financial institutions in the jurisdiction concerned):

(1)	an additional cost is incurred by the Bank as a result of the Bank having entered into, or performing, maintaining or funding its obligations under this Agreement; and/or

(2)	the cost to the Bank of making, maintaining or funding all or any part of the Facility or any overdue sum is materially increased; and/or

(3)	any sum received or receivable by the Bank under this Agreement or the effective return to it under this Agreement is reduced (except on account of tax on the Bank’s overall net income); and/or

(4)	a reduction the a Bank’s (or it’s Affiliate’s) overall capital is incurred or suffered by the Bank or any of its Affiliates attributable to the Bank having entered into its Commitment or funding or performing its obligations under any Finance Document; and/or

(5)	the Bank makes any payment (except on account of tax on the Bank’s overall net income) or foregoes any interest or other return on or calculated by reference to the amount of any sum received or receivable by it under this Agreement, the Borrower shall, subject to clause 18.4 (Indemnities), indemnify the Bank against that increased cost, reduction, payment or foregone interest or other return (provided the Bank has taken all reasonable action but has not been able to avoid such increased cost, reduction, payment or foregone interest or other return and has provided details thereof to the Borrower) and, accordingly, shall from time to time on demand pay to the Bank the amount certified by the Bank to be necessary so to indemnify it.

(B)	Clause 14.2(A) does not apply to any increased cost:

(1)	compensated for by the operation of clause 13 (Taxes);

(2)	attributable to any change in the rate of tax on the overall net income of the Bank (or the overall net income of a division or branch of the Bank) imposed in the jurisdiction in which its principal office is situate;

(3)	compensated for by the payment of the Mandatory Cost;

(4)	attributable to the wilful or grossly negligent breach by the Bank or its Affiliates of any law or regulation; or

(5)	attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, the Bank or any of its Affiliates).

(C)	Nothing in this clause 14.2 (Increased Costs) shall require the Bank to disclose any information relating to the manner in which the Bank or any of its Affiliates employ their capital or arrange their internal financial affairs.

14.3	Market disruption

(A)	Absence of quotations

If STIBOR fails to be determined in accordance with the relevant paragraph (B) of the definitions of those terms in clause 1.1 (Definitions) and a Reference Bank does not supply an offered rate by 1.00 p.m. on a Rate Fixing Date, the applicable STIBOR shall, subject to clause 14.3(B) (Market disruption), be determined on the basis of the quotations of the remaining Reference Banks

(B)	Market disruption

If:

(1)	STIBOR fails to be determined in accordance with the relevant paragraph (B) of the definitions of those terms in clause 1.1 (Definitions) and no, or only one, Reference Bank supplies a rate for the purposes of determining STIBOR or the Bank otherwise determines that adequate and fair means do not exist for ascertaining STIBOR; or

(2)	the Bank determines despite its reasonable efforts that:

(a)	matching deposits are not available to it in the relevant interbank market in the ordinary course of business to fund its participations in the Advance for the relevant Interest Period; or

(b)	the cost to it of obtaining matching deposits in the relevant interbank market would be in excess of STIBOR for the relevant Interest Period,

the Bank shall promptly notify the Borrower of the fact and that this clause 14.3(B) is in operation.

(C)	Suspension of drawdowns

If a notification under clause 14.3(B) (Market disruption) applies to an Advance which has not been made, that Advance shall not be made. However, within five Business Days of receipt of the notification, the Borrower and the Bank shall enter into good faith negotiations for a period of not more than 30 days with a view to agreeing an alternative basis for the borrowing of that and any future Advances. Any alternative basis agreed shall be binding on all the Parties.

15.	COVENANTS

(A)	The Borrower agrees that until the full and final payment of all indebtedness incurred by it under this Agreement and/or for so long as any Commitment is in force it will:

(1)	furnish the Bank with the following:

(a)	as soon as the same are available to its shareholders, but in any event within 150 days after the end of each of its financial years, its audited consolidated and unconsolidated financial statements for such financial year;

(b)	as soon as the same are available to its shareholders, but in any event within 60 days after each of 31st March, 30th June and 30th September respectively, copies of its consolidated interim financial statements; and

(c)	such other information as is supplied or made available to the shareholders of the Borrower (at the same time as they are made available to the shareholders);

(2)	immediately upon its occurrence, furnish the Bank with details of any change in the credit rating assigned to the Borrower’s long term unsecured and unsubordinated debt by either or both of the Rating Agencies;

(3)	give the Bank notice in writing immediately upon becoming aware of the occurrence of any Event of Default or Potential Event of Default and the steps, if any, being taken to remedy it;

(4)	together with the financial statements specified in paragraphs 15(A)(1)(a) and 15(A)(1)(b) above, or promptly at any other time if the Bank so requests, the Borrower shall supply to the Bank a certificate signed by two of its senior officers on its behalf certifying that no Event of Default or Potential Event of Default is outstanding or, if it is, specifying the Event of Default/Potential Event of Default and the steps (if any) being taken to remedy it;

(5)	ensure that its obligations, and the claims of the Bank against it, under the Finance Documents constitute its direct, unconditional, unsecured and unsubordinated obligations ranking at least pari passu in all respects with all other unsecured indebtedness other than indebtedness which would be mandatorily preferred by operation of law;

(6)	not secure any Financial Indebtedness now or hereafter existing unless, prior to or contemporaneously with the creation thereof, the Borrower shall take any and all action necessary to secure payment of the principal of and interest and all other amounts due hereunder, equally and rateably with such other Financial Indebtedness provided, however, that this restriction shall not apply to:

(a)	any Security Interest created in connection with indebtedness of the Borrower required in the ordinary course of its business with a term (including renewals or extensions thereof at the option of the Borrower) not in excess of one year;

(b)	any Security Interest created in connection with long term loans provided either by Swedish banks or other Swedish financial institutions or both to the Borrower which relate to premiums paid by the Borrower in accordance with the Swedish National Insurance Act and which loans are refinanced by the Swedish National Pension Insurance Fund in accordance with its rules and regulations;

(c)	any Security Interest in favour of vendors or financing institutions upon assets acquired by the Borrower (including revenue deriving from such assets) supplied to and used in the ordinary course of business of a member of the Group, securing Financial Indebtedness of the Borrower incurred for the sole purpose of financing or refinancing that acquisition and securing a principal, capital or nominal amount not exceeding 100 per cent. of the cost of that acquisition;

(d)	any Security Interest created in connection with indebtedness of the Borrower to Aktiebolaget Svensk Exportkredit (the Swedish Export Credit Corporation) or others to refinance any amount receivable under any export sale contract, where such Security Interest is a pledge of the Borrower’s claims under such contract against the foreign buyer and/or a pledge of any security or guarantee enuring to the benefit of the Borrower in respect of such claim;

(e)	any Security Interest on residential real estate in Sweden securing any indebtedness of the Borrower; or

(f)	any other Security interest securing Financial Indebtedness the amount of which (when aggregated with the amount of any other Financial Indebtedness which has the benefit of a Security Interest not permitted under any of paragraphs (a) to (e) above) does not exceed SEK 200,000,000 (or the equivalent thereof in any other currency).

(7)	immediately upon becoming aware thereof give to the Bank notice in writing of all litigation or proceedings of the type described in clause 16.1(F);

(8)	not allow any sale, transfer, grant, lease or other disposal of all or substantially all of its assets (whether by one transaction or a series of transactions related or not) where such disposal would be material in respect of its business. None of the above shall prevent the Borrower from transferring assets or properties to any of its Subsidiaries;

(9)	maintain insurances on and in relation to its property, business and assets with reputable underwriters or insurance companies against such risks and to such extent as it reasonably considers appropriate; and

(10)	promptly upon the request of the Bank (and in any event within 90 days of such request) supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Bank (whether for itself or any prospective new Bank) to enable the Bank or prospective new Bank to carry out and be satisfied with the results of all necessary “know your client” or other checks in relation to the identity of any person that it is required to carry out in relation to the transactions contemplated in the Finance Documents.

16.	REPRESENTATIONS AND WARRANTIES

16.1	Representations and warranties

The Borrower represents and warrants that:

(A)	it is a company duly incorporated and validly existing under the laws of the Kingdom of Sweden and has the power and authority to own its assets and to conduct the business/operations which it conducts or proposes to conduct;

(B)	the execution and delivery of the Finance Documents and the performance and observance of all of the terms and conditions contained herein are within its corporate powers, have been duly authorised by all necessary corporate action and do not and will not violate (i) any law or regulation or judicial order to which it is subject, or (ii) its Articles of Association;

(C)	its obligations under each Finance Document are legal, valid, binding and enforceable in accordance with their terms except (i) as such enforcement may be limited by bankruptcy or insolvency laws or other similar laws affecting the enforcement of creditors rights generally, and (ii) as rights to indemnity may be limited by public policy;

(D)	all actions, conditions and things required to be taken, fulfilled and done (including the obtaining of all necessary authorisations, consents, approvals, registrations, exemptions and licences with or from any relevant authorities in the Kingdom of Sweden in connection with the Finance Documents) in order (i) to enable it lawfully to enter into and deliver, exercise its rights and perform and comply with its obligations under the Finance Documents and (ii) to ensure that those obligations are legally binding and enforceable have been so taken, fulfilled and done, as appropriate;

(E)	it is not in breach of any limit or restriction or obligation imposed on it under any other agreement, instrument, deed or document to an extent or in a manner which could reasonably have a material adverse effect on the financial condition of the Borrower or on the ability of the Borrower to perform its obligations under this Agreement and no Event of Default or Potential Event of Default has occurred and is continuing or will occur as a result of the making of any advance;

(F)	so far as it is aware, there are no legal or other proceedings, current, pending or threatened before any court, tribunal, commission or other regulatory authority and involving the Borrower which could reasonably have a material adverse effect on its ability to perform its obligations under the Finance Documents;

(G)	it has not taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of the Borrower’s knowledge and belief) threatened against it (other than steps, action or proceedings which are frivolous or vexatious or an abuse of process and which are being contested by the Borrower in good faith and by appropriate proceedings) for its winding-up, dissolution, administration, insolvent re-organisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of it or of any material part of or of all of its assets.

16.2	Time for making representations and warranties

The representations and warranties set out in this clause shall survive the execution of this Agreement and the making of each drawing and shall be deemed to be repeated on the date of each Request and on the first date of each Interest Period with respect to the facts and circumstances existing at each such time, as if made at each such time.

17.	EVENTS OF DEFAULT

If:

(A)	the Borrower fails to pay any sum due hereunder on the due date at the place and in the currency in which it is expressed to be payable, except where such failure is of a technical or administrative nature and is remedied within five Business Days from receipt by the Borrower of the Bank’s written notice thereof; or

(B)	the Borrower commits any breach of any of its obligations under clause 15(A)(5) or 15(A)(8) of this Agreement or the Borrower commits any breach of any other material obligations under the Finance Documents and such breach (if capable of remedy) continues for more than 15 days after receipt by the Borrower of the Bank’s written notice thereof; or

(C)	any Financial Indebtedness of the Borrower in excess of EUR25,000,000 in aggregate (or its equivalent in other currencies) is not paid when due or within any applicable grace period or becomes (or becomes capable of being rendered) due and payable before its normal maturity or is placed upon demand or any commitment for any such indebtedness is cancelled or suspended by reason of a default or event of default however described, or any Security Interest securing Financial Indebtedness in excess of EUR5,000,000 over any asset of the Borrower becomes enforceable; or

(D)	any representation, warranty or statement made or repeated or deemed repeated by the Borrower in any Finance Document or any document delivered pursuant thereto is, or proves to have been, incorrect in any material respect when made or repeated or deemed repeated; or

(E)	a judgment by a Swedish or other competent court is made for the winding-up of the Borrower or a judgment by a Swedish or other competent court is made for a moratorium on any of its indebtedness; or

(F)	the Borrower becomes insolvent, is unable to pay its debts or stops or suspends payment of all or a material part of its indebtedness or takes any proceedings with a view to readjustment, rescheduling or deferral of all or a material part of its indebtedness which it will otherwise be unable to pay when due or the Borrower certifies that it is unable to pay its debts in full as and when they fall due; or

(G)	the Borrower proposes or convenes a meeting of or proposes to enter into, any general assignment, arrangement or composition for the benefit of its creditors, or ceases or announces its intention to cease all or a material part of its business or a moratorium is agreed or declared in respect of or affecting all or a material part of its indebtedness; or

(H)	the Borrower applies for or consents to or convenes a meeting for the purpose of approving an application for or consenting to the appointment of a receiver, trustee, liquidator, administrator, administrative receiver or similar officer of itself or all or any material part of its assets or any such receiver, trustee, liquidator, administrator, administrative receiver or similar officer is appointed or a petition or resolution is presented (except for any frivolous or vexatious petition presented by any person other than the Borrower where such petition is dismissed within 30 days) or passed for his appointment; or

(I)	any distress, execution or sequestration is levied or enforced upon all or any material part of the assets of the Borrower and is not discharged within 30 days thereafter; or

(J)	any event occurs which under the law of any relevant jurisdiction has an analogous or equivalent effect to any of the events detailed in sub-clauses (E) to (I) above; or

(K)	it is or will become unlawful for the Borrower to perform or comply with any one or more of its obligations under the Finance Documents and such obligation is material or any of the Finance Documents is or becomes for any reason void or unenforceable or is claimed to be void or unenforceable by the Borrower,

then	the Bank may at any time thereafter so long as any such Event of Default is continuing by written notice to the Borrower:

(1)	cancel the Commitment, whereupon the same shall be so cancelled and reduced to zero; and/or

(2)	declare all or part of the Advances, together with accrued interest thereon and all other sums due hereunder to be immediately due and payable, whereupon they shall become so due and payable; and/or

(3)	demand that all or part of the Advances be payable on demand, whereupon they shall immediately become payable on demand by the Bank.

18.	MISCELLANEOUS

18.1	Expenses

The Borrower shall within ten Business Days after request from the Bank pay the Bank the amount of all reasonable and verified costs and expenses (including legal fees) incurred by it in connection with any amendment, waiver, consent or suspension of rights (or any proposal for any of the foregoing) requested by or on behalf of the Borrower and relating to a Finance Document or a document referred to in any Finance Document.

18.2	Enforcement Costs

The Borrower shall forthwith on demand pay to the Bank the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of any rights against the Borrower under any Finance Document, provided such costs are reasonably incurred and verified.

18.3	Stamp Duties

The Borrower shall pay all Swedish stamp, registration and other taxes to which this Agreement or any judgment given in relation to the Finance Documents is or at any time may be subject in connection with the Bank taking any action to preserve or enforce (or as necessary to ensure the legality and validity of this Agreement for the purposes of enforcement) this Agreement and all or any of its or their rights hereunder.

18.4	Indemnities

(A)	The Borrower shall indemnify the Bank on demand against any funding or other cost, loss, expense or liability, all reasonable and verified by the Bank (including, without limitation, legal fees) sustained or incurred by that Bank as a result of

(1)	an Advance not being made by reason of non-fulfilment of any of the conditions in clauses 6.1(C) or 6.1(D) (Completion of Requests) or an Advance not being made by reason of cancellation of the Request by the Borrower after the Borrower has delivered a properly completed Request;

(2)	enforcing any of its rights under this Agreement as a consequence of the occurrence or continuance of any Event of Default;

(3)	the receipt or recovery by the Bank of all or any part of an Advance or overdue sum otherwise than on the last day of an Interest Period relating to that Advance or overdue sum as the case may be;

(4)	losses flowing from any judgment, claim, proof or order being payable in a different currency to that agreed hereunder; or

(5)	stamp, registration and similar taxes or charges of Sweden or VAT which may be payable in connection with the entry into, performance or enforcement of this Agreement (including penalties for late payment by the Borrower), provided that, in the case of prepayment pursuant to clause 10.4(B) (Additional right of prepayment and cancellation) or clause 14.1 (Illegality), the Bank shall only be indemnified in respect of interest due and payable on the amount prepaid and any accrued fees payable by the Borrower to the Bank under clause 11 (Fees).

(B)	If the Bank receives an amount in respect of the Borrower’s liability under the Finance Documents in a currency other than the currency (the “contractual currency”) in which the amount is expressed to be payable under the relevant Finance Document or if that liability is converted into a claim, proof, judgment or order in a currency other than the contractual currency:

(1)	the Borrower shall indemnify the Bank as an independent obligation against any loss or liability arising out of or as a result of the conversion;

(2)	if the amount received by the Bank, when converted into the contractual currency at a market rate in the usual course of its business, is less than the amount owed in the contractual currency, the Borrower shall forthwith on demand pay to the Bank an amount in the contractual currency equal to the deficit; and

(3)	the Borrower shall pay to the Bank concerned on demand any exchange costs and taxes payable in connection with any such conversion.

The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than that in which it is expressed to be payable.

19.	SET-OFF

In the event of an Event of Default, the Borrower authorises the Bank to apply any credit balance to which the Borrower is entitled on any account of the Borrower with the Bank in satisfaction of any sum then due and payable from the Borrower to the Bank under this Agreement and unpaid. For this purpose, the Bank is authorised to purchase with the moneys standing to the credit of any such account other currencies as are necessary at a market rate of exchange in its usual course of business to effect such application. The Bank shall not be obliged to exercise any of its rights under this clause 19.

20.	EVIDENCE

20.1	Accounts

Accounts maintained by the Bank in connection with this Agreement are prima facie evidence of the matters to which they relate.

20.2	Certificates and determinations

Any certification or determination by the Bank of a rate or amount under this Agreement is, in the absence of manifest error, prima facie evidence of the matters to which it relates.

21.	AMENDMENTS AND WAIVERS

21.1	Procedure

Any term of the Finance Documents may be amended or waived with the agreement of the Borrower and the Bank.

21.2	Waivers and remedies cumulative

No failure of any Party to exercise and no delay on its part in exercising, any right or remedy under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

22.	ASSIGNMENT AND TRANSFER

22.1	Transfers by the Borrower

The Borrower may not assign, transfer, novate or dispose of any of, or any interest in, its rights and/or obligations under this Agreement.

22.2	Transfers by the Bank

(A)	The Bank may, subject to paragraph (B) below at any time assign or transfer any of its Commitments and/or its rights and/or obligations under this Agreement to another bank or financial institution or EKN (the New Bank). If the Bank should assign any of its rights and obligations according to this Clause 22.2, an amended and restated agreement on the same terms but reflecting the requirement for agency provisions and several lenders shall be entered into in replacement of this Agreement if the Bank so requires.

(B) (1)	A transfer of part of the Commitment must be in a minimum amount of at least SEK 100,000,000 or the remaining Commitment, if less; and

(2)	the prior consent of the Borrower is required for any such assignment or transfer, unless the New Bank is an Affiliate of the Bank or unless an Event of Default has occurred which is continuing or paragraph (b) of Clause 10.5 (Mandatory prepayment - request by EKN) has become applicable. However, the prior consent of the Borrower must not be unreasonably withheld or delayed and will be deemed to have been given if, within ten (10) Business Days of receipt by the Borrower of an application for consent, it has not been expressly refused.

23.	DISCLOSURE OF INFORMATION

(A)	The Bank may only disclose a copy of any Finance Document and/or any information relating to the Borrower received pursuant to the terms of this Agreement (except information which is already known to the Bank (before receipt pursuant to or in connection with the entry into of this Agreement) or which is publicly available or in respect of which disclosure is required by law) to:

(1)	one of its Affiliates provided that such Finance Document and such information is disclosed on similar terms, as to disclosure, to this Clause 23 (Disclosure of information); or

(2)	its professional advisers or any banking or other regulatory or examining authorities (whether governmental or otherwise) with whose instructions banks are accustomed to comply; or

(3)

any person with whom it is proposing to enter, or has entered into, any kind of transfer or participation in relation to this Agreement or any transaction under which payments are to be made by reference to this Agreement provided that such Finance Document and such information is disclosed on similar terms, as to disclosure, to this Clause 23 (Disclosure of information),

(4)	provided that the person to whom such information is to be given has entered into a confidentiality undertaking.

24.	DISCLOSURE OF INFORMATION TO EKN

The Borrower hereby grants the Bank consent to disclose to EKN any information regarding the Borrower and the Facility which the Bank is obliged to deliver as a consequence of the Credit Guarantee or the EKN Offer.

25.	COMMUNICATIONS

25.1	Giving of notices

All notices or other communications under or in connection with this Agreement shall be given in writing, by facsimile, or, if the recipient to the notice or communication agrees, by email. Any such notice will be deemed to be given as follows:

(A)	if in writing, when delivered;

(B)	if by e-mail, when received; and

(C)	if by facsimile, when received.

However, a notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given the next working day in that place.

25.2	Addresses for notices

(A)	The address, e-mail and facsimile number of the Borrower are:

Address: Aktiebolaget SKF, SE-415 50 Göteborg, Sweden

Facsimile: +46 31 337 25 12 or 337 37 39 (the latter only until 30 July 2010)

E-mail: per.thoren@skf.com

Attention: Group Treasurer

Copied to:

Address: SKF International AB, SE-415 50 Göteborg, Sweden

Facsimile: +46 31 337 25 12 or 337 37 39 (the latter only until 30 July 2010)

E-mail: niclas.erlandson@skf.com

mona.gisaeus@skf.com

Attention: Corporate Finance Manager

(B)	The address, e-mail and facsimile number of the Bank are:

for operational matters:

Address: Nordea Bank AB (publ),

H 352, 105 71 Stockholm

Facsimile: +46 8 614 7630 or +46 8 20 98 94

Attention: Structured Loan Operations, H352

for other matters:

Address: Nordea Bank AB (publ),

Corporate Merchant Banking Sweden, S53,

105 71 Stockholm

Facsimile: +46 8 614 7587

Attention: Ulf Gilborne

26.	PARTIAL INVALIDITY

The illegality, invalidity or unenforceability of any provision of this Agreement under the law of any jurisdiction shall not affect the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision nor the legality, validity or enforceability of any other provision in that jurisdiction.

27.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

28.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Sweden.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1: FORM OF REQUEST

To:	NORDEA BANK AB (publ)

From:	AKTIEBOLAGET SKF

Date: [                    ]

AKTIEBOLAGET SKF - SEK 3,000,000,000 Revolving Credit Facility Agreement

dated 12 July 2010

1. We wish to make an Advance as follows:

(A)	Drawing Date: [ ]

(B)	Amount: SEK [ ]

(C)	Interest Period: [ ]

(D)	Payment Instructions: [ ].

2. We confirm that each condition specified in clauses 6.1(B), 6.1(C) and 6.1(D) is satisfied on the date of this Request.

By:

AKTIEBOLAGET SKF

(publ)

Authorised Signatory

SIGNATORIES

Borrower

AKTIEBOLAGET SKF

(publ)

By:

Bank

NORDEA BANK AB (publ)

By: